Exhibit 4

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of New Gold Inc. (“the Company”), of our auditors’ report dated March 31, 2008, on the balance sheets of the Company as at December 31, 2007 and 2006 and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended, which appears as an exhibit to this Annual Report on Form 40-F.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

March 31, 2008